Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

October 6, 2022

VIA EDGAR AS CORRESPONDENCE

Mr. Tony Watson

Mr. Adam Phippen

Mr. Nicholas Nalbantian

Ms. Cara Wirth

Division of Corporation Finance, Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021 Filed on August 24, 2022
Response dated October 6, 2022
File No. 001-39559

Dear Mr. Watson, Mr. Phippen, Mr. Nalbantian and Ms. Wirth,

Lixiang Education Holding Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 23, 2022 (the “Comment Letter”) relating to the Amendment No. 1 to the Annual Report on Form 20-F filed by the Company on August 24, 2022.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Amendment No. 1 to Form 20-F For Fiscal Year Ended December 31, 2021 filed on August 24, 2022

Enforceability of Civil Liabilities, page 3

1.	We note your response to comment 20 and reissue it in part. In future filings, please name the directors, officers, or members of senior management located in the PRC/Hong Kong in this section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

Item 3. Key Information, page 5

2.	We note your amended disclosure in response to comment 1. In future filings, please revise to indicate that your structure provides unique risks to investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

3.

We note your response to comment 3 and reissue it in part. In future filings, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE as you do not have ownership or control of the VIE. For example, you disclose “we, through the VIE, Lishui Mengxiang, primarily offer high school education .... “ and “our subsidiaries and consolidated VIEs.” Please revise your disclosure in each instance throughout your annual report, as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

4.

We note that in a number of places in the annual report you state that you control the VIEs, in future filings refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In addition, please make sure that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Lastly, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

5.	We note your amended disclosure in response to comment 4. In future filings:

•	On page 18, where you cross-reference to “Item 8. Financial Information – Dividend Policy,” please revise to include a description on such policy here.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

•

Disclose, in this section, that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to the discussions in the summary risk factors and risk factors sections.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

•

Please provide a more detailed summary of your cash management policies including, but not limited to, (i) the levels that would require Chief Financial Officer and Chief Executive Officer approval, (ii) the source(s) of such policies, and(iii) if applicable, additional detail on how such policies impact cash transferred between you, your subsidiaries, the consolidated VIEs or investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include its cash management policies in future Annual Reports on Form 20-F as follows, with necessary updates.

“The cash management policies are a part of the Company’s internal control procedures. The cash management policies enable the Company to formalize the procedures on the handling, depositing, receiving, safeguarding and recording of cash transfers. The cash management policies provide reasonable assurance for the consolidated financial statements, rather than imposing any restrictions or limitations on the cash transferred among the Company, its subsidiaries, the consolidated VIEs and its shareholders, as the case may be. Each cash transfer requires approval of the financial manager. Cash transfer in excess of RMB0.5 million (US$0.08 million) but less than RMB1 million (US$0.16 million) shall be reviewed and approved by the Chief Financial Officer of the Company. Cash transfer in excess of RMB1 million (US$0.16 million) shall be reviewed and approved by both Chief Financial Officer and Chief Executive Officer of the Company.”

•	Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

6.

We note your amended disclosure in response to comment 5, including your cross-reference to “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements.” In future filings, please revise to describe such contractual arrangements in “Item 3. Key Information” as well.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

7.

We note your amended disclosure in response to comment 7, including that your PRC legal counsel, Beijing DeHeng Law Offices, has advised that your PRC subsidiaries and the VIEs are currently not required to obtain regulatory approval from the CSRC and the CAC. In future filings, please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“(1) Regulatory approval from the CSRC

Based on our understanding of the current PRC laws and regulations, we will not be required to obtain the approval from CSRC for our initial public offering. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprise (Draft for Comments), which propose to require domestic enterprises with direct or indirect overseas offering securities and listing shall apply for record-filing in accordance with these Measures. Meanwhile, according to the press conference of a CSRC official, on the premise of abiding by domestic laws and regulations, VIE structured enterprises which satisfy compliance requirements may be listed overseas upon completion of filing; and in term of system design, the filing procedure shall be implemented firstly on increasing enterprises; and the filing of other existing enterprises will be otherwise arranged and given a full transitional period. According to Relevant Officials of the CSRC Answered Reporter Questions, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means we will certainly go through the filing process in the future. Where we fail to complete filing procedures or issues shares overseas in violation of such regulations, we may face warning and be imposed fine, even be ordered to suspend operation and our business could be adversely affected.

(2) Regulatory approval from the CAC

Considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, and it is uncertain whether the competent government authorities will deem that our data processing activities may affect national security and thus initiating the cybersecurity review against our business. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Further, failure of cybersecurity, data privacy and data security compliance could subject us to penalties, damage our reputation and brand, and adversely harm our business and results of operations.”

8.

We note your amended disclosure in response to comment 11. In future filings, please revise to include your explanation as to why you believe you do not need CAC approval in the Key Information section, in the section titled “Permissions Required for Our Operations in China.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F as follows, with necessary updates.

“The CAC published the Measures for Cyber Security Review on December 28, 2021, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cyber Security Review, network platform operators grasping the personal information of more than 1 million users must apply to the office for cyber security review for cyber security review for foreign listing, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as advised by our PRC counsel, Beijing DeHeng Law Offices, we do not need to apply for a cyber security review pursuant to the above regulation, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this response letter, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future.”

The Holding Foreign Companies Accountable Act, page 10

9.

We note your new disclosure discussing the PCAOB, HFCAA and AHFCAA. In addition, when discussing the HFCAA in future filings, please update your disclosure throughout the annual report to discuss the fact that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

Risk Factor Summary, page 11

10.

We note your additional disclosure in response to comment 6 and reissue it in part. In future filings, the risk factor summary section should include a summary and cross-reference to your PRC legal system risk factor.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the required disclosure in future Annual Reports on Form 20-F.

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Siyi Ye at +86-0578-2267142 or by email at irlxeh@lsmxjy.com.

Yours sincerely,

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name: Biao Wei
Title: Chief Executive Officer